SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2026

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 9, 2026 “TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2025”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 9, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2025
In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.
DRDGOLD is in the process of finalising its financial results for the six months ended 31 December 2025 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable degree of certainty that, for the Current Reporting Period, it will report:
•earnings per share (“EPS”) of between 216.9 cents and 228.2 cents compared to EPS of 112.6 cents for the six months ended 31 December 2024 (“Previous Corresponding Period”), being an increase of between 93% and 103%; and
•headline earnings per share (“HEPS”) of between 217.5 cents and 228.7 cents compared to HEPS of 112.6 cents for the Previous Corresponding Period, being an increase of between 93% and 103%.
The expected increase in EPS and HEPS, respectively, for the Current Reporting Period compared to the Previous Corresponding Period, is primarily due to movements in, inter alia, the following items:
1.Revenue
Group revenue increased by R1,250.9 million, or 33%, to R5,053.2 million (31 December 2024: R3,802.3 million), as a result of a 43% increase in the average Rand gold price received, notwithstanding a 7% decrease in gold sold from 2,567kg to 2,388kg.
Far West Gold Recoveries Proprietary Limited’s (“FWGR”) revenue increased by R356.8 million to R1,440.1 million (31 December 2024: R1,083.3 million), mainly due to the 43% increase in the average Rand gold price received offsetting the 7% decrease in gold sold to 678kg (31 December 2024: 731kg). Gold yield decreased by 10% from 0.235g/t in the Previous Corresponding Period to 0.212g/t mainly due to the depletion of higher-grade material at the base of Driefontein 5 and the processing of material from a lower grade area in Driefontein 3. FWGR has completed most of the clean-up of Driefontein 5 and is in the process of transitioning fully to Driefontein 3. Throughput tonnages remained consistent at 3.1Mt.

Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R894.1 million to R3,613.1 million (31 December 2024: R2,719.0 million), mainly due to the 43% increase in the average Rand gold price received. Throughput tonnages decreased by 5% to 9.4Mt (31 December 2024: 9.9Mt) due mainly to rain and weather-related interruptions in November and December 2025. Gold yield decreased 4% from 0.187g/t to 0.179g/t and gold sold was 7% lower at 1,710kg, compared to 1,836kg in the Previous Corresponding Period.
2.Cash operating costs
Group cash operating costs increased by 4% to R2,294.1 million (31 December 2024: R2,215.1 million), attributed mainly to cost increases in carbon and reagents. Group unit cash operating costs were 13% higher at R980,042/kg (31 December 2024: R866,221/kg), mainly due to a decrease in gold production and higher operating costs.
Ergo:
At Ergo, cash operating costs increased by R32.4 million, or 2%, to R1,918.8 million (31 December 2024: R1,886.4 million). This increase was driven mainly by higher reagent and contractor costs, which was offset by a 23% decrease in electricity costs. Electricity costs at Ergo decreased despite an increase in electricity tariffs of 12.74% with effect from 1 April 2025, reflecting the benefits of the solar plant and battery energy storage system (“BESS”) facility. Ergo's electricity consumption from Eskom and municipalities for the Current Reporting Period totalled 70,259MWh (31 December 2024: 113,219MWh), a decrease of 38%, which resulted in a corresponding 23% reduction in electricity costs. Power supplied to Ergo from the operation’s solar plant and BESS facility was 76,017MWh (31 December 2024: 44,135MWh). The facility operated at an average efficiency of 84% of designed capacity during the Current Reporting Period and continued to meet the majority of daytime power requirements at the Ergo plant, Rooikraal reclamation site and the Brakpan Tailings Storage Facility (“TSF”).
FWGR:
At FWGR, cash operating costs increased by R46.6 million, or 14%, to R375.3 million (31 December 2024: R328.7 million) due to increases in consumable and reagent costs, mainly sodium cyanide and carbon raw materials.
3.Operational performance outlook
On 20 August 2025, in its annual results for the year ended 30 June 2025, the Company issued production guidance for the year ended 30 June 2026 of between 140,000 ounces and 150,000 ounces of gold at cash operating costs of approximately R995,000/kg. The Company is trending towards the higher end of production guidance with unit costs expected to remain within guidance.
4.Capital expenditure
Capital reinvestment increased by R703.7 million, or 74%, to R1,651.3 million (31 December 2024: R947.6 million), and related mostly to the following projects at the core of Vision 2028:
•Ergo's Daggafontein TSF: The construction of the necessary infrastructure at Ergo’s Brakpan plant and the 21 kilometre dual pipeline linking the plant to the Daggafontein TSF is nearing completion.

•FWGR's DP2 Plant expansion, Regional Tailings Storage Facility ("RTSF") and related pipeline: The DP2 Plant is fast approaching a significant milestone with its smelt house construction expected to be completed in calendar year 2026. Of the 135 kilometre pipeline linking the DP2 Plant with the RTSF, 104 kilometres had been installed by the end of the Current Reporting Period. At the RTSF, an important interim target is to have 3.4 million square metres of liner installed, of which 1.2 million square metres had been installed by the end of the Current Reporting Period. Inclement weather and rainstorms during November and December 2025 have caused some delays but we remain positive that the above-mentioned target will be met and that our construction team will recover the lost time.
5.Mineral Resource
FWGR has added approximately 67 million tonnes to the Mineral Resource estimate in the Current Reporting Period, with an estimated average grade of 0.22g/t, following the transfer of the Kloof 2 dump from Sibanye- Stillwater Limited (“Sibanye-Stillwater”) to FWGR. This transfer took place in accordance with terms in the initial agreement of sale for the acquisition of the FWGR project, which guide the transfer of TSFs from Sibanye-Stillwater as they are decommissioned and come at no additional cost to the Group other than the assumption of rehabilitation liability.
6.Liquidity
As at 31 December 2025, DRDGOLD held R1,734.4 million in cash and cash equivalents (31 December 2024: R661.2 million), after paying cash dividends of R345.7 million (31 December 2024: R172.3 million). During the Current Reporting Period, DRDGOLD had a free cash inflow (cash inflow from operating activities less cash outflow from investing activities) of R793.1 million (31 December 2024: free cash inflow of R319.0 million) after a R552.0 million increase in cash outflow from investing activities to R1,516.0 million (31 December 2024: R964.0 million). The Group remains free of any bank debt as at 31 December 2025 (31 December 2024: Rnil). To support liquidity in funding the significant capital expansion programme, the Group has a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed.
The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.
The condensed consolidated unaudited interim results for the six months ended 31 December 2025 are expected to be published on SENS on or about Wednesday, 18 February 2026.

Johannesburg
9 February 2026
Sponsor
One Capital